EXHIBIT H
FORM OF NOTICE

Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935 (the "Act") and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________________, 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____________, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al. (70-      )
Northeast Utilities ("NU"), 107 Selden Street, Berlin, CT, 06037, a registered public-utility holding company under the Act, has filed an application-declaration ("Application") under sections
12(b) of the Act and rule 45 thereunder.

NU proposes that the Commission authorize NU to guarantee, indemnify and otherwise provide credit support ("Guarantees") of up to $100 million ("Guarantee Limit") through June 30, 2007 (the "Authorization Period") of the debt or obligations of two of its direct subsidiaries, Northeast Utilities Service Company ("NUSCO") and The Rocky River Realty Company ("RRR" and, with NUSCO, the "Service Companies").

NU is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company.

NU is also the parent of Yankee Energy System, Inc. ("YES"), an exempt gas utility holding company. NU states that YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company, a Connecticut retail gas distribution company. In addition, NU Enterprises, Inc. ("NUEI"), a wholly-owned holding company subsidiary of NU, acts as the holding company for NU's unregulated businesses.

NUSCO and RRR are wholly-owned subsidiaries of NU. According to NU, NUSCO, a Connecticut corporation, provides centralized support services to NU System companies and RRR, a Connecticut corporation, engages in real estate transactions on behalf of NU System companies. NU requests authorization, through the Authorization Period, to provide Guarantees with respect to the obligations of the Service Subsidiaries as may be appropriate or necessary to enable such Service Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate amount which shall not exceed $100 million outstanding at any one time. NU states that Guarantees may take the form of NU agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, real estate and equipment leases, letters of credit, evidences of indebtedness, equity commitments and performance and other obligations undertaken by the Service Subsidiaries.

According to NU, Guarantees may be provided from time to time with respect to obligations of the Service Subsidiaries that are not capable of exact quantification. In such cases, NU states that it will determine the exposure under such Guarantee for purposes of measuring compliance with the $100 million limitation in accordance with standard and customary financial practices, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, NU states that such estimates will be made in accordance with GAAP and such estimation will be re-evaluated periodically. NU states that it may, in its discretion, charge each Service Subsidiary a fee for each Guarantee provided on its behalf that will be determined by multiplying the amount of the Guarantee provided by the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding. According to NU, any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.

NU states that the Service Subsidiaries do not themselves have independent credit standing and thus depend upon internal service or reimbursement agreements from System companies to meet their obligations. NU believes that it is now apparent that it will need to have the ability to guarantee relatively routine commitments of the Service Subsidiaries to enable necessary resources to be procured on a shared basis.

NU states that, except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO and that none of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

NU states that it currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.3% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004 ($825.7 million). With respect to Rule 53(a)(1), however, NU states that the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27868, dated June 30, 2004 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.